SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               Amendment No. 1 to

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             PYR ENERGY CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                      Common Stock, no par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    693677106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             L. Steven Leshin, Esq.
                 Jenkens & Gilchrist, a Professional Corporation
                          1445 Ross Avenue, Suite 3200
                            Dallas, Texas 75202-2799
                                 (214) 855-4500
--------------------------------------------------------------------------------
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)


                                 April 29, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), (f) or (g), check the following box [ ].

CUSIP No. 693677106

     1.   Names of  Reporting  Persons  S.S.  or I.R.S.  Identification  Nos. of
          Persons: Crown Hill Trust

     2.   Check the  Appropriate  Box if a Member of a Group (See  Instructions)
          (a)  [ ]  (b) [X]

     3.   SEC Use Only
                         -------------------------------------------------------

     4.   Source of Funds (See instructions)       00

     5.   Check box if Disclosure of Legal  Proceedings is Required  Pursuant to
          Items 2(d) or 2(e)   [ ]

     6.   Citizenship or Place of Organization         Texas


                                   7. Sole Voting Power
         Number of Shares                                   --------------------
         Beneficially Owned by     8. Shared Voting Power       1,080,917 Shares
         Each Reporting Person                              --------------------
         With                      9. Sole Dispositive Power
                                                            --------------------
                                  10. Shared Dispositive Power  1,080,917 Shares
                                                            --------------------

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person
                     1,080,917 Shares

     12.  Check if the Aggregate  Amount in Row 11 Excludes  Certain Shares (See
          Instructions)   [ ]

     13.  Percent of Class Represented by Amount in Row 11.            10.65%

     14.  Type of Reporting Person (See Instructions):                 OO

CUSIP No. 693677106

     1.   Names of  Reporting  Persons  S.S.  or I.R.S.  Identification  Nos. of
          Persons: Hal Robert Pettigrew, Jr. Trust

     2.   Check the  Appropriate  Box if a Member of a Group (See  Instructions)
          (a)  [ ]  (b) [X]

     3.   SEC Use Only
                         -------------------------------------------------------

     4.   Source of Funds (See instructions)       00

     5.   Check box if Disclosure of Legal  Proceedings is Required  Pursuant to
          Items 2(d) or 2(e)   [ ]

     6.   Citizenship or Place of Organization         Texas


                                   7. Sole Voting Power
         Number of Shares                                   --------------------
         Beneficially Owned by     8. Shared Voting Power         216,183 Shares
         Each Reporting Person                              --------------------
         With                      9. Sole Dispositive Power
                                                            --------------------
                                  10. Shared Dispositive Power    216,183 Shares
                                                            --------------------

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person
                       216,183 Shares

     12.  Check if the Aggregate  Amount in Row 11 Excludes  Certain Shares (See
          Instructions)   [ ]

     13.  Percent of Class Represented by Amount in Row 11.            2.25%

     14.  Type of Reporting Person (See Instructions):                 OO

CUSIP No. 693677106

     1.   Names of  Reporting  Persons  S.S.  or I.R.S.  Identification  Nos. of
          Persons: Charles Gorden Pettigrew Trust

     2.   Check the  Appropriate  Box if a Member of a Group (See  Instructions)
          (a)  [ ]  (b) [X]

     3.   SEC Use Only
                         -------------------------------------------------------

     4.   Source of Funds (See instructions)       00

     5.   Check box if Disclosure of Legal  Proceedings is Required  Pursuant to
          Items 2(d) or 2(e)   [ ]

     6.   Citizenship or Place of Organization         Texas


                                   7. Sole Voting Power
         Number of Shares                                   --------------------
         Beneficially Owned by     8. Shared Voting Power         216,183 Shares
         Each Reporting Person                              --------------------
         With                      9. Sole Dispositive Power
                                                            --------------------
                                  10. Shared Dispositive Power    216,183 Shares
                                                            --------------------

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person
                       216,183 Shares

     12.  Check if the Aggregate  Amount in Row 11 Excludes  Certain Shares (See
          Instructions)   [ ]

     13.  Percent of Class Represented by Amount in Row 11.            2.25%

     14.  Type of Reporting Person (See Instructions):                 OO

CUSIP No. 693677106

     1.   Names of  Reporting  Persons  S.S.  or I.R.S.  Identification  Nos. of
          Persons: Jason Crockett Pettigrew Trust

     2.   Check the  Appropriate  Box if a Member of a Group (See  Instructions)
          (a)  [ ]  (b) [X]

     3.   SEC Use Only
                         -------------------------------------------------------

     4.   Source of Funds (See instructions)       00

     5.   Check box if Disclosure of Legal  Proceedings is Required  Pursuant to
          Items 2(d) or 2(e)   [ ]

     6.   Citizenship or Place of Organization         Texas


                                   7. Sole Voting Power
         Number of Shares                                   --------------------
         Beneficially Owned by     8. Shared Voting Power         216,183 Shares
         Each Reporting Person                              --------------------
         With                      9. Sole Dispositive Power
                                                            --------------------
                                  10. Shared Dispositive Power    216,183 Shares
                                                            --------------------

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person
                       216,183 Shares

     12.  Check if the Aggregate  Amount in Row 11 Excludes  Certain Shares (See
          Instructions)   [ ]

     13.  Percent of Class Represented by Amount in Row 11.            2.25%

     14.  Type of Reporting Person (See Instructions):                 OO

CUSIP No. 693677106

     1.   Names of  Reporting  Persons  S.S.  or I.R.S.  Identification  Nos. of
          Persons: Benjamin Austin Virgil Pettigrew Trust

     2.   Check the  Appropriate  Box if a Member of a Group (See  Instructions)
          (a)  [ ]  (b) [X]

     3.   SEC Use Only
                         -------------------------------------------------------

     4.   Source of Funds (See instructions)       00

     5.   Check box if Disclosure of Legal  Proceedings is Required  Pursuant to
          Items 2(d) or 2(e)   [ ]

     6.   Citizenship or Place of Organization         Texas


                                   7. Sole Voting Power
         Number of Shares                                   --------------------
         Beneficially Owned by     8. Shared Voting Power         216,183 Shares
         Each Reporting Person                              --------------------
         With                      9. Sole Dispositive Power
                                                            --------------------
                                  10. Shared Dispositive Power    216,183 Shares
                                                            --------------------

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person
                       216,183 Shares

     12.  Check if the Aggregate  Amount in Row 11 Excludes  Certain Shares (See
          Instructions)   [ ]

     13.  Percent of Class Represented by Amount in Row 11.            2.25%

     14.  Type of Reporting Person (See Instructions):                 OO

CUSIP No. 693677106

     1.   Names of  Reporting  Persons  S.S.  or I.R.S.  Identification  Nos. of
          Persons: Amy Gay Margaret Pettigrew Trust

     2.   Check the  Appropriate  Box if a Member of a Group (See  Instructions)
          (a)  [ ]  (b) [X]

     3.   SEC Use Only
                         -------------------------------------------------------

     4.   Source of Funds (See instructions)       00

     5.   Check box if Disclosure of Legal  Proceedings is Required  Pursuant to
          Items 2(d) or 2(e)   [ ]

     6.   Citizenship or Place of Organization         Texas


                                   7. Sole Voting Power
         Number of Shares                                   --------------------
         Beneficially Owned by     8. Shared Voting Power         216,183 Shares
         Each Reporting Person                              --------------------
         With                      9. Sole Dispositive Power
                                                            --------------------
                                  10. Shared Dispositive Power    216,183 Shares
                                                            --------------------

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person
                       216,183 Shares

     12.  Check if the Aggregate  Amount in Row 11 Excludes  Certain Shares (See
          Instructions)   [ ]

     13.  Percent of Class Represented by Amount in Row 11.            2.25%

     14.  Type of Reporting Person (See Instructions):                 OO

CUSIP No. 693677106

     1.   Names of  Reporting  Persons  S.S.  or I.R.S.  Identification  Nos. of
          Persons: The Crown Oaks, Inc. Profit Sharing Plan and Trust

     2.   Check the  Appropriate  Box if a Member of a Group (See  Instructions)
          (a)  [ ]  (b) [X]

     3.   SEC Use Only
                         -------------------------------------------------------

     4.   Source of Funds (See instructions)       00

     5.   Check box if Disclosure of Legal  Proceedings is Required  Pursuant to
          Items 2(d) or 2(e)   [ ]

     6.   Citizenship or Place of Organization         Texas


                                   7. Sole Voting Power
         Number of Shares                                   --------------------
         Beneficially Owned by     8. Shared Voting Power         125,000 Shares
         Each Reporting Person                              --------------------
         With                      9. Sole Dispositive Power
                                                            --------------------
                                  10. Shared Dispositive Power    125,000 Shares
                                                            --------------------

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person
                     125,000 Shares

     12.  Check if the Aggregate  Amount in Row 11 Excludes  Certain Shares (See
          Instructions)   [ ]

     13.  Percent of Class Represented by Amount in Row 11.            1.3%

     14.  Type of Reporting Person (See Instructions):                 EP

Item 1.  Security and Issuer.

                  This statement relates to shares of common stock, par value $0.01 per share, (the "Common Stock") of PYR Energy Corporation, a Delaware corporation (the Company") having its principal executive offices at 1675 Broadway, Suite 1150, Denver, Colorado 80202.

Item 2.  Identity and Background.

          (a)  Name:

               This statement is filed by the following (collectively, the "Trust Entities").

               Crown Hill Trust, which consists of five separate trusts as follows: (1) The Hal Robert Pettigrew, Jr. Trust; (2) The Charles Gordon Pettigrew Trust; (3) The Jason Crockett Pettigrew Trust;
               (4) The Benjamin Austin Virgil Pettigrew Trust; and (5) The Amy Gay Margaret Pettigrew Trust.

               The Crown Oaks, Inc. ("Crown Oaks") Profit Sharing Plan and Trust (the "Profit Sharing Plan").

               The Trustee of Crown Hill Trust is Virgil B. Pettigrew. The Trustee of the Profit Sharing Plan is Ronald W. Black (Messrs. Pettigrew and Black are collectively referred to herein as (the "Trustees"). Crown Hill Trust is the sole stockholder of Crown Oaks. Mr. Pettigrew is the sole Director and President of Crown Oaks. Mr. Black is Vice President of Crown Oaks. Carla Fulton is Vice President of Crown Oaks. Although such directors and officers are not reporting persons, they are persons ("Instruction C Persons") identified in Instruction C to Schedule 13D and hence provide the information required by Items 2 through 6 of this Schedule 13D.

          (b)  Business address:

               The address of the principal office of Trust Entities, 2,000 E. Lamar Blvd., #150 Arlington. The Trustees and Ms. Fulton can be contacted at this address.

          (c)  Principal business:

               Crown Hill Trust is a Trust established under the laws of Texas, which consists of the five individual trusts listed in Item 2(a). Crown Oaks, Inc., a [Texas] corporation, is a management company that provides real estate management and other services to the Crown Hill Trust.

          (d)  Criminal convictions:

               None of the persons providing information in this statement have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the last five years.

          (e)  Civil proceedings:

               None of the persons providing information in this statement have been subject to a judgment, decree or final order enjoining future violations of or mandating activities subject to federal securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

               As previously reported on Schedule 13D, Crown Hill Trust acquired beneficial ownership of 416,667 shares of Common Stock, issuable upon conversion of 2,500 share of Series A Preferred Stock of the Company (the "Preferred Stock"). Crown Hill Trust acquired the Preferred Stock on April 26, 1999, upon conversion of a convertible note (the "Note"), which Crown Hill Trust purchased on October 26, 1998 in a private placement. The Note was converted into the Preferred Stock, which is convertible into Common Stock at the rate of one share of Common Stock for each $.60 of the purchase amount of the Preferred Stock, which purchase price was $250,000. The Preferred Stock is convertible into Common Stock at any time at the option of Crown Hill Trust. On December 1, 1998, Crown Hill Trust purchased 10,000 shares of Common Stock in open market purchases at a purchase price of $2.06 per share. On December 14, 1998, Crown Hill Trust purchased 30,000 shares of Common Stock on in open market purchases at a purchase price of $1.29 per share.

               On April 26, 1999, Crown Hill Trust purchased, in a private placement, 93,750 shares of Common Stock at a purchase price of $1.60 per share and 9,375 warrants exercisable for 93,750 shares of Common Stock, at a purchase price of $2.50 per share. The warrants are exercisable at any time until April 26, 2004 at the option of Crown Hill Trust. Also on April 26, 1999, Crown Hill Trust purchased 156,250 shares of Common Stock at a purchase price of $1.60 per share and 15,625 warrants exercisable until April 26, 2004 for 156,250 shares of Common Stock at a purchase price of $2.50 per share.

               On January 11, 1999, the Profit Sharing Plan purchased, in a private placement, 62,500 shares of Common Stock at $1.60 per share and 6,250 warrants for 62,500 shares of Common Stock at a purchase price of $2.50 per share, exercisable at the Profit Sharing Plan's option until January 11, 2004.

               The source of funds for Crown Hill Trust's purchases was its cash reserves. The source of funds for the Profit Sharing Plan's purchases was the Profit Sharing Plan's cash reserves.

Item 4.  Purpose of Transactions.


          The Trust Entities acquired the Shares of Common Stock for investment purposes only.

          The Trustees may, subject to market conditions and other factors deemed relevant by them, purchase additional shares Common Stock on behalf of the Trust Entities and Profit Sharing from time to time either in open market purchases, privately negotiated transactions or otherwise.

          The Trustees intend to review, on a continuing basis, their investment in the Common Stock by Crown Hill Trust and the Profit Sharing Plan and the Company's business affairs and financial conditions, as well as conditions in the securities markets and general economic and industry conditions, and may in the future take such actions with respect to the investment in the Common Stock as they deem appropriate in light of the circumstances existing from time to time, including, without limitation, purchasing additional Common Stock or disposing of the Common Stock that Crown Hill Trust and the Profit Sharing Plan now hold or hereafter acquire.

          While they reserve the right to develop plans or proposals in the future regarding the following items, at the present time none of the persons identified in response to Item 2 of this Statement have any plans or proposals which relate to or would result in any of the following:

                    (1) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

                    (2) A sale or transfer of a material amount of assets of the
               Company;

                    (3) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors ;

                    (4) Any  material  change in the present  capitalization  or dividend policy of the Company;

                    (5) Any other material  change in the Company's  business or corporate structure;

                    (6) Changes in the Company's charter,  bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person;

                    (7) Causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                    (8) A  class  of  equity  securities  of the  Company  to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                    (9) Any action similar to any of those listed above.

Item 5.  Interest in Securities of the Issuer.

          Crown Hill Trust owns, through the five individual trusts, 726,667 shares of Common Stock, or approximately 7.7% of the outstanding Common Stock of the Company. Each of the individual trusts owns 145,333 shares of the aggregate amount of Common Stock purchased by Crown Hill Trust, representing approximately 1.5% of the outstanding Common Stock held by each of the five individual trusts. The Profit Sharing Plan owns 68,750 shares of Common Stock representing .7% of the outstanding Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationship's with Respect to Securities of the Issuer.

                  No material change.

Item 7.  Materials to Be Filed as Exhibits.

                  None.

                                                     SIGNATURE

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 28, 1999                        THE CROWN HILL TRUST


                                            By:   /s/ Virgil Pettigrew, Trustee
                                                  ------------------------------
                                                  Virgil Pettigrew, Trustee

                                            THE HAL ROBERT PETTIGREW, JR. TRUST


                                            By:   /s/ Virgil Pettigrew, Trustee
                                                  ------------------------------
                                                  Virgil Pettigrew, Trustee

                                            THE CHARLES GORDON PETTIGREW TRUST


                                            By:   /s/ Virgil Pettigrew, Trustee
                                                  ------------------------------
                                                  Virgil Pettigrew, Trustee

                                            THE JASON CROCKETT PETTIGREW TRUST


                                            By:   /s/ Virgil Pettigrew, Trustee
                                                  ------------------------------
                                                  Virgil Pettigrew, Trustee

                                            THE BENJAMIN AUSTIN VIRGIL PETTIGREW
                                            TRUST


                                            By:   /s/ Virgil Pettigrew, Trustee
                                                  ------------------------------
                                                  Virgil Pettigrew, Trustee

                                            THE AMY GAY MARGARET PETTIGREW TRUST


                                            By:   /s/ Virgil Pettigrew, Trustee
                                                  ------------------------------
                                                  Virgil Pettigrew, Trustee